August 6, 2008

VIA EDGAR
Ms. Peggy Fisher
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

Re:	Surfect Holdings, Inc.
Registration Statement on Form SB-2
Amendment No. 1 on Form S-1 filed March 13, 2008
File No. 333-148858

Dear Ms. Fisher:

We are counsel to Surfect Holdings, Inc., replacing its former counsel, Haynes and Boone, LLP. On behalf of our client, we are responding to the Staff’s comment letter dated April 2, 2008. The numbers set forth below correspond to the numbers in the Staff’s comment letter:

General

1.
We note your representation in your correspondence that you will amend the registration statement to update the financial statements. See Regulation S-X Rule 8-08. In addition, please revise throughout the registration statement, as needed, to insure that other information is current and accurate.

Response: Amendment No. 2 to Form S-1 contains the audited December 31, 2007 financial statements and the unaudited financial statements for the quarter ended March 31, 2008. Other information has been updated as appropriate throughout the prospectus.

The Offering, page 1

2.
Please expand the disclosure to explain how you calculated the number of shares outstanding as 121,545,809. We note that, according to your financial statements, the registrant had approximately 70 million shares issued and outstanding as of December 31, 2007.

Response: The calculation gave effect to the sale of common stock subsequent to December 31, 2007. Currently, there are 133,933,308 shares outstanding which gives effect to the sale of common stock within the last week.

Ms. Peggy Fisher
August 6, 2008

Security Ownership of Certain Beneficial Owners and Management, page 38

3.
We note your response to prior comment 3 and reissue the comment. Please revise to include in the table all securities that may be acquired within 60 days in the column “Number of Shares Beneficially Owned.” We note that the shareholders listed here already exceed the 4.99% beneficial ownership limitation without including shares underlying warrants, so explain the purpose for this contractual provision. Review the footnotes to quantify the number of shares included in the table that are issuable upon exercise of warrant and subject to the 4.99% limitation for each applicable beneficial owner.

Response: The Principal Stockholders and Selling Stockholders tables and footnotes have been revised to include all shares issuable under outstanding warrants. We agree with the Staff that notwithstanding the 4.99% limitation, all warrants can be theoretically exercised within 60 days.

We understand the purpose for this contractual provision was the investors were reluctant to be considered 5% stockholders. However, the investors did not realize that Regulation 13D under the Securities Exchange Act of 1934 (the “Exchange Act”) and Schedules 13D or 13G under the Exchange Act would not apply to them because the Company’s common stock is not registered under Section 12(g) of the Exchange Act.

Selling Stockholders, page 44

4.	See comment 5 above and apply it to this table with regard to the column entitled “Number of Shares Owned Prior to Offering.” We note paragraph three.

Response: See our response to comment 3 above.

5.	Please explain to us why share amounts held by major shareholders have changed form prior filing.

Response: These stockholders have sold and/or purchased shares of common stock since the filing of the Form S-1 The numbers used in the current draft of the prospectus have been revised again to reflect additional sales of shares of common stock.

Ms. Peggy Fisher
August 6, 2008

6.	Please revise that table to include the percentage owned after the offering for any selling shareholder who will own 1% or more. See Regulation S-K Item 507.

Response: The table has been revised to include those who will own more than 1%.

7.	We note your response to prior comment 5. Please tell us where you responded to the third sentence and its bullet points, or revise the disclosure as requested.

Response: The requested disclosure has been made at page 31.

If you have any questions, please contact me at (561) 689-4441.

Sincerely yours,

/s/ Michael D. Harris

Michael D. Harris

MDH/dfm

cc:	Mr. Anthony M. Maffia, Jr. (via email)